Sub-Item 77D:  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

The investment policies of the Short-Term Government Fund (the "Fund") were amended to permit investments in asset-backed securities and corporate debt obligations. The Fund may invest up to 35% of the Fund's investments in either of these securities.

The text of the proposal to change the investment policies of the Fund as described above is hereby provided:

RESOLVED, that the proposal to amend the investment policies of the Short-Term Government Fund to permit the Short-Term Government Fund to invest in asset-backed securities and corporate debt obligations be, and it hereby is, approved.